Exhibit 99.1

RISE Education Provides Update on New Regulations

BEIJING, July 26th, 2021 – Rise Education Cayman Ltd (“RISE” or “the Company”) (NASDAQ: REDU), a leading education service provider that focuses on the development of cognitive and aptitude training for young children in China, announced that, on July 24, 2021, China’s official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burden of Homework and After-school Tutoring for Students in Compulsory Education (the “Opinion”), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives on the requirements and restrictions related to online and offline after-school tutoring services, including, among others, (i) institutions providing after-school tutoring services on academic subjects in China’s compulsory education system, or Academic AST Institutions, are required to be registered as non-profit; (ii) no approval will be granted to new Academic AST Institutions or new training service providers for pre-school children; (iii) the current registration-based regime for online Academic AST Institutions will be changed to an approval-based regime; (iv) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership are required to rectify the situation; (v) listed companies are prohibited from acquiring Academic AST Institutions or raising capital from the capital markets to invest in Academic AST Institutions; (vi) Academic AST Institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; (vii) Academic AST Institutions are required to follow the fee standards to be established by relevant authorities; and (viii) online training to pre-school children and offline training on academic subjects in compulsory education to pre-school children are prohibited. The Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take the Opinion into consideration when conducting business.

The Company is assessing the potential impact of the Opinion on its business and considering appropriate compliance measures to be taken, and will continue to comply with all applicable rules and regulations, including those rules and regulations to be adopted following the policy directives of the Opinion, in providing its educational services. The Company expects the Opinion and the rules and regulations to be adopted following the policy directives of the Opinion to have material adverse impact on its English language teaching business. However, the Company intends to continue to grow its two aptitude training products announced in May, namely WhySTEAM and Hiyeah, in compliance with the applicable laws, rules and regulations. The Company will proactively seek guidance from and cooperate with the government authorities in connection with its efforts to comply with the Opinion and any related rules and regulations.

About RISE

RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU) is a leading education service provider that focuses on the development of cognitive and aptitude training for young children facilitated by an integrated Online-Merge-Offline (OMO) teaching approach model. Since its establishment in 2007, RISE has focused on building a holistic education system that helps children develop well-rounded skills and cultivate their talents with vision, motivation and innovation.

The company’s mission is to create an aptitude education ecosystem that specializes in early child development, cognitive thinking, and aptitude training. Through digital transformation and continuous upgrading of its business and operations, RISE consists of five brands – RISE English, an aptitude training brand for students above six years old; Hiyeah, a brand focusing on social interaction and emotional development of children between three to eight years old; WhySTEAM, a brand focusing on STEAM-oriented aptitude development for children under eight years old; RISE Study Tour, a brand for students’ comprehensive practical aptitude development; and The Edge, a premium brand for academic tutoring, test preparation and admissions consulting services, please visit http://ir.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to changes in government policies and regulations relating to the Company’s business and corporate structure and the industry as well as their potential impact on the Company’s financial condition, results of operations and business prospects, the Company’s ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, changes in macroeconomic conditions in China, and their potential impact on the Company’s future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2020.

For investor and media inquiries, please contact:

Aaron Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

2